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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03002758

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 1 0 2003
528

SEC FILE NUMBER
8-46221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Friedberg Mercantile Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Bay Street, BCE Place
(No. and Street)

Toronto	Ontario, Canada	m5j2t3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel A. Gordon (416) 350-2890
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
FEB 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

82-13

OATH OR AFFIRMATION

I, Daniel A. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedberg Mercantile Group, Inc., as of November 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [X] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRIEDBERG MERCANTILE GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2002

FRIEDBERG MERCANTILE GROUP, INC.

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Friedberg Mercantile Group, Inc.

We have audited the accompanying statement of financial condition of Friedberg Mercantile Group, Inc. as of November 30, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Friedberg Mercantile Group, Inc. as of November 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
December 20, 2002

FRIEDBERG MERCANTILE GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

November 30, 2002

ASSETS		
Cash and cash equivalents	$	928,145
Cash and securities segregated under U.S. Federal and other regulations		5,862,343
Due from brokers		1,407,592
Other assets		181,990
	$	8,380,070
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to customers	$	6,509,331
Accounts payable and accrued expenses		141,028
Security deposit		39,000
Total liabilities		6,689,359
Commitments and contingencies		
Stockholder's equity		
Common stock, par value $.01, authorized 1,000 shares, issued 465 shares, outstanding 265 shares		5
Additional paid-in capital		5,694,417
Accumulated deficit		(3,903,711)
Less treasury stock, at cost, 200 shares		(100,000)
Total stockholder's equity		1,690,711
	$	8,380,070

See accompanying notes to financial statements.

FRIEDBERG MERCANTILE GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

Friedberg Mercantile Group, Inc. (the "Company") is a wholly owned subsidiary of FMGI Management, Inc., (which is a wholly-owned subsidiary of Friedberg Mercantile Group, Toronto ("FMG")). The Company was organized in the State of Delaware in 1988 and is engaged in business as a futures commission merchant ("FCM") subject to the regulations of the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). The Company is also registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

In accordance with the Commodity Exchange Act and regulations issued by the CFTC, the Company is required to segregate all monies, securities, funds and property received to margin, guarantee or secure open positions of the accounts of commodity customers not associated or affiliated with the Company. The Company is also required to meet specified reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Recognition of Income

Customer commissions on futures transactions are recognized on a round turn basis. Customer commissions on commodity options transactions are recognized on a trade date basis.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values or at carrying amounts that approximate fair value because of the short maturity of the instruments, which include cash and cash equivalents, cash and securities segregated under U.S. Federal and other regulations, non-regulated cash and securities and investments in limited partnerships. Similarly, the payable to customers is carried at amounts which approximate fair value.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and securities segregated under U.S. Federal and other regulations

Cash and securities segregated under U.S. Federal and other regulations is primarily comprised of cash of $3,350,762 and U.S. Treasury securities of $1,987,914. Cash of $24,580 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Due from brokers

Included in due from brokers are cash of $250,000, forward contracts of $159,695 and U.S. Treasury securities of $997,897 held as collateral. The Company requires that its customers maintain collateral when trading on margin.

5. Related party transactions

The Company executes transactions with FMG and other affiliated companies. The financial statements include the following items related to such entities:

Other assets	$	24,195
Payable to customers		4,596,540
Accounts payable and accrued expenses		54,088

5. Related party transactions (continued)

Under an agreement, FMG provides back office support services for the Company. Additionally, the agreement provides for the reimbursement of certain administrative expenses by FMG to the Company. The net receivable or payable resulting from this agreement is settled monthly.

The payable to customers of $4,596,540 represents commodity and securities accounts of affiliated entities.

Other assets include a receivable of $24,195 from FMGI, Management Inc.

6. Investments in limited partnerships and other assets

On December 12, 2001, the Company liquidated its investment in the Friedberg Futures Fund L.P. (a related party) and received proceeds of approximately $68,000, which represented the Company's recorded value of the investment.

Included in other assets at November 30, 2002 is approximately $76,000 relating to amounts due in connection with the bankruptcy liquidation of an investment. This amount was received in December 2002.

7. Income taxes

The provision for income taxes for the current year consists of New York State and city taxes of $1,750.

At November 30, 2002, the Company has Federal, New York State and New York City income tax net operating loss carryforwards of approximately $1,272,000, $1,148,000 and $1,107,000, respectively, which begin to expire in the fiscal year ending 2005. The Company also has a capital loss carryforward of approximately $435,000, which begins to expire in 2004.

At November 30, 2002, the Company had a net deferred tax asset of approximately $1,707,000, comprised of a $557,000 benefit attributable to net operating loss carryforwards, a $199,000 benefit attributable to capital loss carry forwards, an alternative minimum tax credit of $27,000, a $901,000 benefit attributable to the write-down of an investment in a limited partnership and a $23,000 benefit attributable to accrued expenses. A valuation allowance has been provided for the full amount of the net deferred tax asset since in the opinion of management, it is more likely than not that the deferred tax asset will not be realized.

The net change in valuation allowance for the year ended November 30, 2002 decreased approximately $53,000.

8. Commitments

The Company leases office space under a lease that expires in February 2006. In addition to base rent, the lease provides for additional charges based on wage and tax escalation and/or general upkeep and utilities provided by the lessor.

Future minimum annual rental payments under this lease are approximately as follows:

Year ending November 30,	
2003	$ 90,000
2004	95,000
2005	96,000
2006	24,000
	$ 305,000

In May 2002, the Company relocated to Canada and entered into an agreement to sublease this office space through February 2006. The sublease provides for a monthly rental payment of $6,500 plus charges based on wage and tax escalation and/or general upkeep and utilities provided by the lessor. Future minimum rent to be received over the term of the sublease is $253,500.

The $51,500 excess of the future minimum rental payments over the sublease income to be received over the sublease term was charged to rent expense during the year ended November 30, 2002. Rent expense was approximately $153,000 and sublease income was approximately $33,000 for the year ended November 30, 2002.

Furniture and equipment in the amount of $31,275 was written off as a result of the relocation to Canada.

9. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company is involved in the execution and settlement of various commodity transactions. These activities, which include the purchase and sale of futures, forwards and options contracts, are transacted on a margin basis and have both on and off-balance-sheet implications. These transactions may contain both market and credit risk in excess of amounts recognized on the statement of financial condition.

Market Risk

Market risk is the potential change in value caused by movements in interest and foreign exchange rates, market volatility and liquidity. The Company may be exposed to market risk in the event margin requirements are not sufficient to fully cover losses which customers may incur in volatile trading markets.

9. Financial instruments with off-balance-sheet risk (continued)

Credit Risk

Credit risk is quantified by the amount of accounting loss that the Company would incur if a counter-party failed to perform its obligation under contractual terms and the collateral held, if any, was deemed worthless. If the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

10. Concentrations of credit risk

The Company's exposure to credit risk with customers associated with the execution and settlement of commodity transactions is measured on an individual customer basis. To alleviate the potential for risk concentration, credit limits are established and continually monitored in light of changing client and market conditions.

11. Subsequent events

On December 2, 2002, FMGI Management Inc. was merged into Friedberg Mercantile Group, Inc. (the "Surviving Entity"). According to the terms of the merger, the Surviving Entity receives all property, rights, powers, franchises, debts, liabilities and duties of FMGI Management Inc. and the Company. The Surviving Entity will be a wholly owned subsidiary of FMG. FMGI Management Inc. had net liabilities of approximately $40,000 (unaudited) at November 30, 2002.

12. Net capital requirements

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At November 30, 2002, the Company had net capital of $1,508,721 which was $1,258,721 in excess of its required net capital of $250,000.